Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Worthington Industries, Inc.:

We consent to the use of our reports dated July 30, 2013, with respect to the consolidated balance sheets of Worthington Industries, Inc. and subsidiaries as of May 31, 2013 and 2012, and the related consolidated statements of earnings, comprehensive income, equity, and cash flows for each of the years in the three-year period ended May 31, 2013, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of May 31, 2013, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Columbus, Ohio

April 7, 2014